February 15, 2012

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Series Fund, Inc.

SEC File Nos. 33-41694; 811-06352

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer and Belinda Johnson on or about February 2, 2012, for Post-Effective Amendment No. 148 filed on or about December 16, 2011, to the Registration Statement on Form N-1A for ING Series Fund, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

Summary Section – Fees and Expenses of the Fund

1.	Comment: The Staff requested that the Registrant amend the table entitled “Shareholder Fees – Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the contingent deferred sales charge that may be paid under certain circumstances.

Response: The Registrant has revised the disclosure to include reference to the contingent deferred sales charge that may be paid for Class A shares for the Fund.

2.	Comment: The Staff requests that the line item “Administrative Services Fees” within the Annual Fund Operating Expenses table be removed and included as part of Management Fees or Other Expenses.

Response: The Registrant believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

3.	Comment: The Staff has requested confirmation that all waiver agreements be filed going forward.

Response: The Registrant confirms that it already files all waiver agreements.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

February 15, 2012

Summary Prospectus – Principal Investment Strategies

4.

Comment: The Staff states that the Russell 1000 Growth® Index referenced as the benchmark to determine the large cap range is not an appropriate benchmark and requests that the Registrant revise the prospectus to reflect a more applicable index for comparison use.

Response: The Registrant appreciates the Staff’s comment. The Registrant believes it is reasonable for sub-advisers to have different definitions of large companies. Further, guidance from the Staff to Rule 35d-1 under the Investment Company Act of 1940, dated February 25, 1994, provides in part that in developing definitions for terms such as “Small,” “Medium,” and “Large” capitalization companies:

“The Staff believes that registrants, in developing such a definition should consider all pertinent references including, for example, industry indices, classifications used by mutual fund rating organizations and definitions used in financial publications.”

In keeping with the Staff’s guidance above, for example, the Russell 1000 Growth® Index as of December 31, 2011 has a market capitalization range between $117.3 million to $406.2 billion. Based upon the above-referenced Staff guidance as well as these index ranges, the Registrant believes that the disclosure regarding the Fund’s market capitalization is appropriate.

5.	Comment: The Staff requested that if the Fund uses derivatives towards the 80% name test under Rule 35d-1, the Registrant disclose how the derivatives will be valued for (notional or market, etc.).

Response: The Registrant has confirmed that although subject to Rule 35d-1, the Fund does not use derivatives as part of the 80% test.

Statutory Prospectus - General Comments

Statutory Prospectus – More Information About the Fund

6.	Comment: The Staff commented that the entire Principal Investment Strategies disclosure should be included in the statutory section of the Prospectus instead of a reference to that disclosure in accordance with Item (9)(b).

Response: The Registrant does not always include two separate versions of a fund’s Principal Investment Strategies in its Prospectuses: Item 4(a) (summarized) version and Item 9(b) (detailed) version. Instead, the Registrant may choose to provide all required information in the “Principal Investment Strategies” of the summary section of the Prospectus without repeating it in the statutory section of the Prospectus. The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through

Mr. Brion Thompson

U.S. Securities and Exchange Commission

February 15, 2012

8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.” This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

Statutory Prospectus – Management of the Fund

7.	Comment: The Staff requested that the Registrant move the disclosure “Additional Information Regarding the Portfolio Managers” to the end of the section entitled “Management of the Fund - ING Investment Management Co. LLC”.

Response: The Registrant has moved the disclosure as requested.

8.	Comment: The Staff requested that the Registrant add the word “all” to the first sentence and confirm that there are no similarly managed funds included in the composite in the section entitled “Management of the Fund – Composite of the Substantial Similar Managed Accounts”.

Response: The Registrant confirms that all similarly managed accounts/funds are included in the composite and has amended the disclosure to reflect this information.

Statement of Additional Information – Management of the Company

9.	Comment: The Staff requested that the Registrant confirm that the director’s relevant experience is included in the section entitled “Management of the Company – The Board”.

Response: The Registrant confirms that the director’s relevant experience is included in the fourth column of the table containing information for each director.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

cc:	Huey P. Falgout, Jr., Esq.

ING Investment Management – ING Funds

Phillip H. Newman, Esq.

Goodwin Procter LLP

ATTACHMENT A

February 15, 2012

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Series Fund, Inc.

SEC File Nos. 33-41694; 811-06352

Dear Mr. Thompson:

ING Series Fund, Inc. (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:	Philip H. Newman

Goodwin Procter LLP